FORM 5 / / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported / / Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	SEYMANN	MARILYN	R		NORTHWESTERN CORPORATION		NOR		X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVE.						DECEMBER 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
							Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
SEC 2270 (3/99)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									(A)	(D)		Date Exercisable	Expiration Date

PHANTOM STOCK UNITS		1-FOR-1			(1)		A		270			(2)	(2)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

COMMON STOCK		270		(3)		1003		D

Explanation of Responses:
(1) PURCHASE DATES OF 7/31/01 AND 9/1/01.
(2) INVESTMENT OF DEFERRED DIRECTOR FEES INTO PHANTOM STOCK UNIT PLAN WITH MATURITY AND PAYOUT FOLLOWING TERMINATION OF SERVICE.
(3) PURCHASE PRICE OF $21.3800 AND $22.1500.

	/s/ Marilyn Seymann	February 4, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 2270 (7-97)